SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1
(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 10)*

Daqo New Energy Corp.
(Name of Issuer) Ordinary Shares
(Title of Class of Securities) G26583 107
(CUSIP Number) December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G26583 107

1	NAME OF REPORTING PERSON Guangfu Xu (“Mr. Xu”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5

SOLE VOTING POWER

40,603,225 ordinary shares, which consist of (i) 39,000,000 ordinary shares held by Gold Intellect Limited (“Gold Intellect”), a British Virgin Islands company solely owned and controlled by Mr. Xu, and (ii) 1,203,225ordinary shares issuable upon exercise of options (including Restricted Share Units) held by Mr. Xu that are exercisable within 60 days of December 31, 2021, and (ⅲ) 80,000 ADS (equivalent to 400,000 ordinary shares) held by Mr. Xu as a result of exercise of his options.

	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 40,603,225 ordinary shares. See Item 5 above for detail.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,603,225 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.86%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G26583 107

1	NAME OF REPORTING PERSON Gold Intellect Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 39,000,000 ordinary shares held by Gold Intellect.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 39,000,000 ordinary shares held by Gold Intellect.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,000,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.47%
12	TYPE OF REPORTING PERSON CO

ITEM 1(a).	NAME OF ISSUER:

Daqo New Energy Corp.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Unit 29, Huadu Mansion, 838 Zhangyang Road

Shanghai, 200122, The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

(i)    Guangfu Xu
(ii)   Gold Intellect Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For all Reporting Persons:

c/o 66 Daquan Road

Xinba, Yangzhong, Jiangsu Province

People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

(i)    Guangfu Xu — People’s Republic of China.

(ii)   The place of organization of Gold Intellect Limited is the British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G26583 107

ITEM 3.	Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of Daqo New Energy Corp. (the “Ordinary Shares”) by the reporting persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned:	Percent of class	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Guangfu Xu	40,603,225	10.86%	40,603,225	0	40,603,225	0

Gold Intellect Limited	39,000,000	10.47%	39,000,000	0	39,000,000	0

Gold Intellect is the registered holder of 39,000,000 Ordinary Shares. Mr. Xu is the ultimate sole shareholder of Gold Intellect. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Xu may be deemed to beneficially own all of the Ordinary Shares held by Gold Intellect.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

Exhibit No.	Description

99A*	Joint Filing Agreement

* Previously filed on February 14, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Guangfu Xu	Guangfu Xu
Name: Guangfu Xu

Gold Intellect Limited	By:	Guangfu Xu
Name: Guangfu Xu
Title: Director